VIA EDGAR and E-Mail

April 6, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Delaware Life Insurance Company
Post-Effective Amendment No. 1 to the Registration Statement on Form N-4
File Nos. 811- 05846 and 333-238865

Dear Sir/Madam:

The Registrant and Depositor, Delaware Life Insurance Company (the “Company”), are submitting responses to the SEC staff comments on March 26, 2021 and April 5, 2021 (“Staff Comments) to the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (“Filing”).

This letter and the attached copy of changed pages from the Prospectus and Statement of Additional Information (marked to show changes), filed via EDGAR, will respond to the Staff Comments and provide revised disclosure to the Filing, where required.

Capitalized terms in this letter have the same meaning as the defined terms in the Filing.

Comment No. 1: In the Financial Highlights section, please ensure that references to a GMPB and a GLWB/GMPB Combo, the two new living benefit riders, are inserted in the appropriate sentences.

Response No. 1: We have made the appropriate changes.

Comment No. 2: In the GMPB section, please address why you chose not to provide an example of the GMPB Cancellation Thresholds.

Response No. 2: In the GMPB section, we have provided a GMPB example that demonstrates a $100,000 Purchase Payment, with an election of the Armor 10 GMPB, the ten year Term, with a 20% Buffer Factor, two subsequent payments and an election of a successive ten-year period. It tracks the Contract Value and GMPB Base over a twenty-year period, with a GMPB Credit at the end of each Term. We believe that the disclosure of the GMPB Cancellation Thresholds, in the Rate Sheet and on page 66 of the Edgar version of the Prospectus in the CORRESP filing (filed on April 1, 2021), provides the Owner with effective disclosure about the GMPB Cancellation Thresholds during the Term.

Comment No. 3: In the GLWB/GMPB Combo section, please address why you chose not to provide an example.

Response No. 3: We reordered the descriptions, including the examples, for the living benefit riders, in the Rule 485(a) filing on February 26, 2021, from the December 17, 2020 Prospectus, so that the GLWB and GMPB sections come immediately before the GLWB/GMPB Combo section, for ease of reading and understanding for the applicant. We also reconsidered an example for the GLWB/GMPB Combo and believe that it would be largely repetitive with the prior examples for a GLWB and a GMPB.

Based on the recent comment, we have added the following to the GLWB/GMPB Combo section:

“For an example of a GLWB (Income Boost GLWB or Income Control GLWB) and a GMPB to help you to make your selection, see How Income Boost GLWB Works, How Income Control GLWB Works, and GMPB Example.”

Comment No. 4: In the GLWB/GMPB Combo section, please consider adding disclosure about the payment of rider fees for the GLWB, which benefit may not be realized by the Owner when it is cancelled. In a GLWB/GMPB Combo, the GLWB Fee is higher than the GMPB Fee.

Response No. 4: We have added the following disclosure on page 70 of the Edgar version of the Prospectus in the CORRESP filing (filed on April 1, 2021):

“You should consult with your financial professional to determine whether you have a need for the GLWB/GMPB Combo or you should consider electing a GLWB or a GMPB on or before the Issue Date. If you select a GMPB by cancelling a GLWB after the GLWB Non-Cancellation Period in the GLWB/GMPB Combo, you will have paid for an insurance feature, which you will not be able to use for retirement purposes in the future.”

The Registrant and the Company intend to make a Rule 485(b) filing to incorporate the SEC Staff’s comments, add any missing information, including expense examples for Item 3, Synopsis, and the Condensed Financial Information.

If you have any questions or comments, please feel free to contact Kathleen A. McGah at 860-463-9723.

Sincerely,

Delaware Life Insurance Company

By:

/s/ Kathleen A. McGah

Senior Counsel

Attachment

Cc. Alison White, Senior Counsel, U.S. Securities and Exchange Commission